Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

November 20, 2009

BARCLAYS

BXDB

Barclays ETN+ Short Notes

Linked to the S&P 500® Total Return Index℠

Note Details

Ticker	BXDB
IIV Ticker	BXDBIV
Closing Note Value	BXDBRD
Participation	BXDBPT
T-Bill Amount	BXDBTB
Index Exposure	BXDBIX
Primary Exchange	NYSE Arca
CUSIP	06740H658
Interest Rate	T-Bills [2] - 0.40%
Inception Date	November 17, 2009
Maturity Date	November 20, 2014
Issue Price	$100
Index	S&P 500® Total Return Index℠
Stop Loss	$10 [3]

Issuer Details

Barclays Bank PLC long-term, unsecured obligations*

S&P Rating	AA-
Moody's Rating	Aa3

*The Barclays ETN+ notes are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the Barclays ETN+ notes.

Key Features at Issuance - BXDB

Initial Participation = 1.00

Index at launch = 1,825.18



Issue price $100
Initial short index amount $100
Initial T-bills amount
$200

Overview

Barclays ETN+ Short B Leveraged Exchange Traded Notes (the "Securities") that Barclays Bank PLC may issue from time to time are linked to the inverse performance of the S&P 500® Total Return Index℠ (the "Index"). The Securities do not pay any interest during their term and do not guarantee any return of principal at maturity or upon redemption[1]. Unless a stop loss[3] termination event occurs, you will receive a cash payment at maturity or upon redemption based on a leveraged participation in the inverse performance of the Index, less the accrued fees and plus accrued interest applied by Barclays Bank PLC.

S&P 500® Total Return Index℠

The S&P 500® Index℠ is a collection of U.S. equities representing the broad industry mix in the overall stock population of the US equity market. The S&P 500® Total Return Index℠ is a total return Index that reflects both changes in the prices of stocks in the S&P 500® Index℠ as well as the reinvestment of the dividend income[4] from its underlying stocks.

S&P 500® Total Return Index℠ Historical Performance
January 1, 1997 - November 17, 2009



2,500
2,300
2,100
1,900
1,700
1,500
1,300
1,100
900
INDEX LEVEL
1997
1999
2001
2003
2005
2007
2009

Sources: Bloomberg 1/1/1997-11/17/2009 (based on daily Index levels)

Index levels are for illustrative purposes only and do not represent actual Barclays ETN+ note performance. Any Index performance calculation derived from the level above does not reflect any financing rate, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance does not guarantee future returns.

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[1] Investors may redeem at least 25,000 units of any particular series of the Barclays ETN+ notes on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

[2] Unlike most funds or ETFs, the Barclays ETN+ notes do not charge a fixed fee on the value of each security; instead they charge an annualized fee based on notional cash amounts underlying each security. "T-bills" refers here to the yield to maturity of the most recent weekly auctioned 91-day U.S. Treasury Bills.

[3] There will be an automatic redemption of any series of Barclays ETN+ notes (in whole only, but not in part) if, on any index business day prior to or on the final valuation date, the intraday indicative note value is less than or equal to $10.00 for each Security. Before investing in Barclays ETN+ notes, investors should read full the pricing supplement for each Barclays ETN+ note, available through visiting www.barx-is.com/

[4] Specifically, in calculating the Index, ordinary cash dividends are applied on the ex-dividend date. "Special dividends" are those dividends that are outside of the normal payment pattern established historically by the issuing corporation. These may be described by the corporation as "special", "extra", "year-end", or "return of capital". Whether a dividend is funded from operating earnings or from other sources of cash does not affect the determination of whether it is ordinary or special. "Special dividends" are treated as corporate actions with offsetting price and divisor adjustments; the Index reflects both ordinary and special dividends.

BARCLAYS www.barx-is.com ETN+

IMPORTANT INFORMATION:

An investment in Barclays ETN+ notes involves risks, including possible loss of principal. For a description of the main risks see Risk Factors in the applicable prospectus supplement and pricing supplement.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission ( SEC ) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital, Inc., 745 Seventh Avenue Attn: US InvSol Support, New York, NY 10019.

Barclays ETN+ notes (the Securities ) are unsecured debt obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in the Index or in the Index components. The accrued financing charges or accrued fees, as the case may be, will reduce the amount of your return at maturity or upon optional redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon optional redemption of your Securities even if the value of the Index has increased, in the case of Barclays ETN+ long notes, or decreased, in the case of Barclays ETN+ short notes. An Barclays ETN+ notes may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable pricing supplement. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

Standard & Poor s® , S&P® , S&P 500® , 500 and S&P 500® Total Return IndexSM are trademarks and service marks of The McGraw-Hill Companies, Inc., and have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the securities.

© 2009, Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE